

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2021

Sanjeev Satyal
Chief Executive Officer
Monterey Bio Acquisition Corp
17 State Street, 21st Floor
New York, NY 10004

> **Re: Monterey Bio Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 21, 2021**
> **CIK No. 0001860663**

Dear Mr. Satyal:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 21, 2021

Summary
Stockholder approval of, tender offer or redemption in connection with, initial business combination, page 15

1. Throughout the prospectus you describe both a process by which public stockholders can convert public shares for cash and a process by which public stockholders can redeem public shares for cash. Please clarify the differences between these two processes (i.e., conversion and redemption) and separate the discussions if they are in fact two different processes. If there is only a single process for the redemption of public shares, please revise your disclosure throughout the prospectus to clarify the description of that process, using clear, consistent terminology throughout. In doing so, please be explicit about

whether or not a public stockholder must vote (and in a particular way) in order to redeem. Finally, please add a sub-section here to discuss the manner in which you will conduct redemptions.

 Please contact Benjamin Richie at 202-551-2365 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services